UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-13958

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

THE HARTFORD INVESTMENT AND SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

THE HARTFORD FINANCIAL SERVICES GROUP, INC.

One Hartford Plaza, Hartford, Connecticut 06155

The Hartford Investment and Savings Plan

December 31, 2013 and 2012

Page No(s).
Report of Independent Registered Public Accounting Firm	F-1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2013 and 2012	F-2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2013	F-3

Notes to Financial Statements as of December 31, 2013 and 2012 and for the year ended December 31, 2013	F-4 – F-15

Supplemental Schedule:

Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2013	F-16 – F-37

Signature	F-38

Exhibits

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm	F-39

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Plan Administrator and Members of

The Hartford Investment and Savings Plan

Hartford, Connecticut

We have audited the accompanying statements of net assets available for benefits of The Hartford Investment and Savings Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2013 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2013 financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Hartford, Connecticut

June 27, 2014

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2013 AND 2012

($ IN THOUSANDS)

	2013	2012
Assets
Investments, at fair value:
The Hartford Stock Fund, common stock 5,940,444 and 6,928,096 shares at December 31, 2013 and 2012, respectively	$215,222	$155,466
The Hartford Index Fund	317,940	229,496
Separately managed accounts	448,541	80,091
Collective investment trusts	748,320	578,618
Mutual funds	902,626	1,115,963
Pooled temporary investments	21,021	34,995
Fully benefit-responsive investment contracts with financial institutions, Stable Value Fund	706,858	725,429

Total investments	3,360,528	2,920,058
Receivables:
Notes receivable from participants	54,333	55,415
Dividends and interest receivable	4,665	2,491

Total receivables	58,998	57,906

Total assets	3,419,526	2,977,964
Liabilities
Investment management expenses payable	766	—
Administrative expenses payable	50	55

Total liabilities	816	55
Net assets available for benefits at fair value	3,418,710	2,977,909
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(19,299)	(48,772)

Net assets available for benefits	$3,399,411	$2,929,137

See Notes to Financial Statements.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2013

($ IN THOUSANDS)

2013
Investment gain:
Net appreciation in fair value of investments	$611,037
Dividends	7,608

Total investment gain	618,645

Interest income on notes receivable from participants	2,312

Contributions:
Employee contributions	131,768
Employer contributions	112,309
Rollover contributions	13,604

Total contributions	257,681

Total additions	878,638

Deductions from net assets attributed to:
Benefits paid to Members	405,721
Investment management fees	2,013
Administrative expenses	630

Total deductions	408,364

Net increase	470,274
Net assets available for benefits:
Beginning of year	2,929,137

End of year	$3,399,411

See Notes to Financial Statements.

THE HARTFORD INVESTMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012

AND FOR THE YEAR ENDED DECEMBER 31, 2013

($ IN THOUSANDS)

Note 1. Description of the Plan

The following description of The Hartford Investment and Savings Plan (the “Plan” or “ISP”) as of December 31, 2013 is provided for general information purposes only. Members should refer to the Plan Document for more complete information. “Members” refers to eligible participants of the Plan.

The Hartford Financial Services Group, Inc. (“HFSG” and together with its subsidiaries, “The Hartford”, the “Company”) is an insurance and financial services company. The Hartford, headquartered in Connecticut, is a leading provider of property and casualty insurance, group benefits and mutual funds to both individual and business customers in the United States of America. Also, The Hartford continues to manage life and annuity products previously sold. The Plan Sponsor, Hartford Fire Insurance Company, is a wholly owned subsidiary of The Hartford.

Information with regard to eligibility, contributions, distributions, vesting, trustees, withdrawals, loans, fund redistribution and certain definitions are contained in the Plan Document. A Summary Plan Description (SPD) setting forth the highlights of the Plan is available to Members on the Fidelity NetBenefits website. Fidelity Workplace Services LLC serves as the record keeper of the Plan.

Plan Changes

See Note 11 for a general description of amendments made to the Plan Document during 2013.

General

The Plan is a defined contribution plan covering substantially all full-time and part-time employees of the Company. The Pension Administration Committee of the Company controls and manages the operation and administration of the Plan, subject to certain exemptions that are specified in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Trust, as defined in the Plan Document, is the aggregate funds held by the trustee, State Street Bank and Trust Company (the “Trustee”), under the trust agreement established for the purposes of the Plan. The Investment and Savings Plan Investment Committee (ISPIC) is responsible for the management of Plan assets except with respect to matters that are the responsibility of Evercore Trust Company as fiduciary with respect to Hartford Stock and The Hartford Stock Fund. The ISPIC may from time to time add investment funds to, or eliminate investment funds from, the group of investment funds available under the Plan, provided, however, that the ISPIC has no authority with respect to The Hartford Stock Fund.

Contributions

Members may elect to save a percentage of their eligible compensation (including, effective January 1, 2013, overtime and certain annual bonuses and sales incentives) and may designate their savings as before-tax, Roth 401(k), after-tax or a combination thereof. Generally, savings may be elected based on 1% to 30% of eligible compensation. Members who are highly compensated employees may have contribution limits of less than 30% due to the operation of certain tests required under the Internal Revenue Code of 1986, as amended (the “Code”).

The Company’s contributions include a non-elective contribution of 2.0% of eligible compensation and a dollar-for-dollar matching contribution of up to 6.0% of eligible compensation contributed by the employee each pay period.

Prior to January 1, 2013, Basic Savings were contributions which were not in excess of the first 6% of a Member’s base salary. For Members who had completed at least six months of service, an amount equal to 50% of a Member’s Basic Savings was matched by the Company (“Matching Company contribution”). In addition, in 2012, the Company contributed 0.5% of highly compensated eligible employees’ base salary and 1.5% of all other eligible employees’ base salary (“Floor Company contribution”) to each employee’s Floor Company contribution account. An employee became eligible in 2012 for Floor Company contributions after completing six months of service, regardless of whether the employee elected to participate in the Plan.

Note 1. Description of the Plan (continued)

Members’ savings in excess of 6% of the applicable compensation are Supplemental Savings that are not matched by the Company.

Administrative Costs

The Trust pays certain administrative expenses of the Plan out of the assets of the Trust. Expenses not paid by the Trust are borne by the Company.

Member Accounts

Individual accounts are maintained for each Member. Each Member’s account is credited with that Member’s contributions and allocations of (a) the Matching Company contributions and non-elective Company contributions and (b) Plan earnings, and is charged with withdrawals and an allocation of administrative expenses and Plan losses. Allocations are based on Member account balances, as defined in the Plan Document. The benefit to which a Member is entitled is the benefit that can be provided from that Member’s vested account balance.

Vesting

Members are 100% vested at all times with respect to Member contributions and earnings thereon. Members are 100% vested in Matching Company and non-elective Company contributions made after January 1, 2013 after two years of service.

Members are vested 20% in Matching Company contributions made prior to January 1, 2013 for each completed year of service, until five years of service at which time the Members are 100% vested. Members are fully vested in Floor Company contributions made prior to January 1, 2013.

Notwithstanding the foregoing statement, a Member becomes fully vested in such Member’s Matching Company contribution account upon retirement (for retirement eligible Members), disability, death, reaching age 65, or upon the complete discontinuance of Company contributions or termination of the Plan.

Investment Options

As of December 31, 2013, contributions of Member savings and Company contributions may be invested in any of the twenty-two investment options of the Plan in multiples of 1%, as elected or deemed elected by the Member (“Member directed investments”).

Certain investment options are parties-in-interest with The Hartford. See Notes 3 and 10 for further discussion.

On June 28, 2013 three new multi-manager equity funds were added as investment options to the plan: a large-cap equity fund, a small/mid-cap equity fund and an international equity fund. The new multi-manager funds are comprised of several underlying funds (mutual funds and separate accounts) which are not available as stand-alone options under the Plan. The large-cap equity fund is made up of the previously available Hartford Capital Appreication HLS Fund, Hartford Dividend and Growth HLS Fund and Columbus Circle Large Cap Growth Fund. The small/mid-cap equity fund is made up of the previously available Small Company HLS Fund and Midcap HLS Fund as well as the new Chartwell Midcap Fund and Lee Munder Small/Midcap Fund. The international equity fund consists of the previously available Hartford International Opportunities HLS Fund.

Member Loans

Members may borrow from their accounts a minimum of $0.5 to a maximum equal to the lesser of $50 or 50% of their vested account balance. Loan transactions are treated as transfers between the investment funds and the loan fund. Loan terms range from one to five years, or up to 15 years for the purchase of a primary residence. The loan is secured by the balance in the Member’s account. The interest rate on a loan in a calendar quarter is set on the last business day of the prior February, May, August or November based on the prime rate provided by Thomson Reuters on that date plus one percentage point and is fixed for the term of the loan. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

On termination of service due to death, disability, retirement, or certain other reasons, Members or their designated beneficiaries may elect to receive either a lump sum amount equal to the value of their vested account balance, annual installments over a period not greater than thirty years (subject to certain conditions), or annual installments over the recipient’s life expectancy.

Note 1. Description of the Plan (continued)

Distributions may be paid in cash or, with respect to The Hartford Stock Fund, in stock distributions. Members or their designated beneficiaries may also elect to defer distributions subject to certain conditions.

Forfeitures

At December 31, 2013 and 2012, forfeited non-vested account balances totaled $22 and $34, respectively. These forfeitures are applied to reduce future Matching Company contributions. During the year ended December 31, 2013, Matching Company contributions were reduced by $2,833 from forfeitures.

Note 2. Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (See Note 5). The fair value of the common stock of HFSG is based on quoted market prices. The Hartford Index Fund, separately managed accounts, mutual funds, collective investment trusts and pooled temporary investment funds are valued at the net asset value (NAV) of shares, which represent the fair value of the underlying securities, held by the Plan at year end. The fully benefit-responsive investment contracts with financial institutions (the “Stable Value Fund”) include synthetic guaranteed investment contracts (“GICs”) whose underlying securities are stated at fair value. Fair value of the underlying securities in the GICs is determined based on the discounted replacement cost methodology, which incorporates the difference between current market level rates for the wrapper contract and the wrapper fee presently being charged. The GICs are stated at fair value and then adjusted to contract value as described in Note 4.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities, which are reflected in the Statement of Changes in Net Assets Available for Benefits, may occur in the near term and such changes could materially affect the amounts reported in the financial statements.

Investment expenses charged to the Plan for investments in the mutual funds and collective investment trusts are charged directly against the assets of the fund and are not separately reflected. Consequently, investment expenses are reflected as a reduction of investment return for such investments. For investments other than mutual funds and collective investment trusts, investment expenses are reflected as investment management fees paid out of the assets of the Fund and are recognized as expenses of the Plan. As of December 31, 2013 there were no unfunded commitments or redemption restrictions on collective investment trusts and mutual funds.

Payment of Benefits

Benefits paid to Members are recorded when distributed.

Note 2. Accounting Policies (continued)

Contributions

Employee and employer contributions are recorded in the period during which the Company makes payroll deductions from Members’ compensation.

Notes Receivable from Members

Notes receivable from Members are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent Member loans are recorded as distributions based on the terms of the Plan Document.

Note 3. Investments

The following investments represented 5% or more of the Plan’s net assets available for benefits at the end of the Plan year:

	December 31,
	2013	2012
* The Hartford Stock Fund, common stock (5,940,444 and 6,928,096 shares at December 31, 2013 and 2012, respectively)	$215,222	$155,466
* The Hartford Index Fund	317,940	229,496
Collective investment trusts:
Vanguard Target Retirement 2025	186,411	149,108
Vanguard Target Retirement 2035	174,745	**
Mutual funds:
* Capital Appreciation HLS Fund	173,372	285,340
* MidCap HLS Fund	**	231,046
* Dividend and Growth HLS Fund	172,662	148,483
* International Opportunity HLS Fund	171,545	**
Stable Value Fund:
Prudential, Contract #GA62433	**	160,861

*	Indicates party-in-interest
**	Investment did not represent 5% or more of the Plan’s net assets available for benefits at December 31, 2013 or December 31, 2012

For the year ended December 31, 2013, the Plan’s investments had appreciated (depreciated), including gains and losses on investments bought and sold, as well as held during the year, as follows:

December 31, 2013
The Hartford Stock Fund	$90,040
The Hartford Index Fund	75,297
Separately managed accounts	66,621
Stable Value Fund	18,057
Mutual funds
Bond Investments	(5,478)
Large-Cap Equities	121,248
Mid-Cap Equities	62,229
Small-Cap Equities	42,558
International Equities	28,665
Collective investment trusts
Vanguard Target Retirement Funds	112,004
State Street Global Adviors (SSGA) Real Asset	(204)

Net appreciation in fair value of investments	$611,037

Note 4. Fully Benefit-Responsive Investments Contracts with Financial Institutions

The Plan’s Stable Value Fund is comprised primarily of synthetic GICs. A synthetic GIC is an investment contract issued by an insurance company or other financial institution where the contract issuer is contractually obligated to provide a specified interest rate, also known as a wrap contract, backed by a portfolio of financial instruments which are held in a trust that are owned by the Plan. Standish Mellon Asset Management Company LLC, a wholly owned subsidiary of The Bank of New York Mellon Corporation, provides investment management services to the Stable Value Fund. The fair value of the benefit-responsive wrapper contracts was $149 at December 31, 2013 and $30 at December 31, 2012. The contract provides that Members execute Plan transactions at contract value. These contracts are fully benefit-responsive and are included in the financial statements at fair value (see Note 2). Fully benefit-responsive contracts provide for a stated return on principal invested over a specified period and permit withdrawals at contract value for benefit payments, loans, or transfers. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. Certain events, such as a Plan termination, divestiture or reduction in force may limit the ability of the Plan to transact at contract value or may allow for the termination of the wrapper contract at less than contract value. The Plan Sponsor does not believe that it is probable that any such events would limit the ability of the Plan to transact at contract value.

The relationship of future crediting rates and the adjustments to contract value reported on the statements of net assets available for benefits are provided through the mechanism of the crediting rate formula. The crediting rate is based on the current yield-to-maturity, the duration of the portfolio, and the amortization of gains and losses, defined as the difference between the market value of the underlying securities and contract value of the wrapper. Key factors that could influence future crediting rates include, but are not limited to, Plan cash flows, changes in interest rates, total return performance of the fair market value of the underlying securities wtihin each synthetic GIC, default or credit failures of any of the securities, investment contracts, or other investments held in the associated fund and the initiation of an extended termination of one or more synthetic GICs by the manager or the contract issuer. The rate of return earned on a synthetic GIC is generally reset quarterly by the issuer but the rate can not be less than zero.

The contract issuer is not allowed to terminate any of the synthetic GICs and settle at an amount different from contract value unless there is a breach of the contract which is not corrected within the applicable cure period. Actions that will result in a breach include, but are not limited to, material misrepresentation, failure to pay synthetic GIC fees, or any other payment due under the contract, and failure to adhere to investment guidelines. The Plan did not breach any terms of the synthetic GICs in 2013 or 2012.

Average yields:	2013	2012
Based on annualized earnings (1)	2.25%	2.80%
Based on interest rate credited to participants (2)	2.33%	3.00%

(1)	Calculated based on actual investment income from the underlying investments for the last month of the year, annualized, divided by the fair value of the investment portfolio as of December 31, 2013 and 2012, respectively.
(2)	Calculated based on the interest rate credited to participants from the underlying investments for the last month of the year, annualized, divded by the fair value of the investment portfolio as of December 31, 2013 and 2012, respectively.

The following table represents the adjustment from fair value to contract value for each of the contracts as of December 31, 2013:

Carrier Name	Contract Number	Major Credit Ratings	Investments at Contract Value	Investments at Fair Value	Adjustment from Fair Value to Contract Value
Monumental Life Insurance Company	MDA01097TR	AA- / Aa2	$127,119	$133,755	$(6,636)
Monumental Life Insurance Company	MDA01098TR	AA / Aa2	142,670	143,715	(1,045)
American General Life	1635582	AA+ / Aaa	82,577	83,178	(601)
Natixis Financial Products Inc.	1879-02	AA- / Aa2	94,210	99,106	(4,896)
New York Life	GA29021	AA+ / Aaa	86,417	88,572	(2,155)
Prudential	GA62433	AA / Aa1	154,566	158,532	(3,966)

Total			$687,559	$706,858	$(19,299)

Note 4. Fully Benefit-Responsive Investments Contracts with Financial Institutions (continued)

The following table represents the adjustment from fair value to contract value for each of the contracts as of December 31, 2012:

Carrier Name	Contract Number	Major Credit Ratings	Investments at Contract Value	Investments at Fair Value	Adjustment from Fair Value to Contract Value
Monumental Life Insurance Company	MDA01097TR	AA+ / Aa3	$122,959	$137,854	$(14,895)
Monumental Life Insurance Company	MDA01098TR	AA- / Aa2	139,267	145,690	(6,423)
Natixis Financial Products Inc.	WR1879-01	AA / Aa2	88,778	89,890	(1,112)
Natixis Financial Products Inc.	1879-02	AA+ / Aa3	91,135	102,142	(11,007)
New York Life	GA29021	AA+ / Aaa	84,411	88,992	(4,581)
Prudential	GA62433	AA / Aa1	150,107	160,861	(10,754)

Total			$676,657	$725,429	$(48,772)

Note 5. Fair Value Measurements

ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Asset Valuation Techniques — Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.

Generally, the Plan determines the estimated fair value of its fixed income securities, equity securities and short-term investments using the market approach. The income approach is used for securities priced using a pricing matrix, as well as for derivative instruments. The Stable Value Fund and collective investment trust assets are measured at fair value using a NAV as a practical expedient. For Level 1 investments, which are comprised primarily of exchange-traded equity securities, valuations are based on observable inputs that reflect quoted prices for identical assets in active markets that the Plan has the ability to access at the measurement date.

For most of the Plan’s debt securities, the following inputs are typically used in the Plan’s pricing methods: reported trades, benchmark yields, bids and/or estimated cash flows. For securities except U.S. Treasuries, inputs also include issuer spreads, which may consider credit default swaps.

Asset-Backed Securities (ABS), Commercial Mortgage-Backed Securities (CMBS) and Residential Mortgage-Backed Securities (RMBS) — Primary inputs also include monthly payment information, collateral performance, which varies by vintage year and includes delinquency rates, collateral valuation loss severity rates, collateral refinancing assumptions and, for ABS and RMBS, estimated prepayment rates.

Corporates — Valued using pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings. When quoted prices are not available for identical or similar bonds, the bond is valued under a discounted cash flows approach that maximizes observable inputs, such as current yields of similar instruments, but includes adjustments for certain risks that may not be observable, such as credit and liquidity risks or a broker quote, if available. Inputs also include observations of credit default swap curves related to the issuer.

Municipals — Primary inputs also include Municipal Securities Rulemaking Board reported trades and material event notices, and issuer financial statements.

Short-term investments — Primary inputs also include material event notices and new issue money market rates.

Note 5. Fair Value Measurements (continued)

Mutual Funds — Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Stable Value Fund — Valued at the NAV of the underlying investments of a separate managed account within the Plan’s trust, which consists of units of collective investment trusts and a separate account GIC. The GIC primary inputs include market-corroborated discount rates. The NAV as provided by the trustee is used as a practical expedient to estimate fair value.

Collective Investment Trusts — The fair value of the collective trust investments are valued at the NAV per unit as reported by the sponsor of the collective trust funds derived from the exchange where the underlying securities are primarily traded and are redeemable daily.

Common Stocks — Valued at the closing price reported on the active market on which the individual securities are traded.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2013 and 2012.

The tables below include the major categorization for debt and equity securities on the basis of the nature and risk of the investments at December 31, 2013 and 2012.

	Investment Assets at Fair Value as of December 31, 2013
	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Short Term Investments	$66,644	$21,021	$—	$87,665
Fixed Income Securities:
Stable Value Fund
Short Term Investments	—	14,687	—	14,687
Guaranteed Investment Contract	—	88,572	—	88,572
Debt Securities including U.S. Government Securities	—	603,450	149	603,599
Bond Investments	96,914	58,951	2,374	158,239
Equity Securities:
Company Stock	215,222	—	—	215,222
Large-Cap Equities	516,273	325,011	—	841,284
Mid-Cap Equities	263,013	—	—	263,013
Small-Cap Equities	175,453	—	—	175,453
International Equities	171,545	—	—	171,545
Vanguard Target Retirement Funds	—	741,249	—	741,249

Total investments at fair value [1]	$1,505,064	$1,852,941	$2,523	$3,360,528

[1]	Excludes $1,366 of dividend receivable, $2,376 of interest receivable and $923 of other receivables recorded at fair value.

Note 5. Fair Value Measurements (continued)

	Investment Assets at Fair Value as of December 31, 2012
	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Short Term Investments	$—	$108,780	$—	$108,780
Fixed Income Securities:
Stable Value Fund
Short Term Investments	—	13,073	—	13,073
Guaranteed Investment Contract	—	88,992	—	88,992
Debt Securities including U.S. Government Securities	—	622,795	570	623,365
Bond Investments	117,113	68,649	1,127	186,889
Equity Securities:
Company Stock	155,466	—	—	155,466
Large-Cap Equities	444,137	230,652	—	674,789
Mid-Cap Equities	231,046	—	—	231,046
Small-Cap Equities	136,634	—	—	136,634
International Equities	123,562	—	—	123,562
Vanguard Retirement Funds	—	577,462	—	577,462

Total investments at fair value [2]	$1,207,958	$1,710,403	$1,697	$2,920,058

[2]	Excludes $711 of dividend receivable and $1,780 of interest receivable recorded at fair value.

Transfers Between Levels — The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the year ended, December 31, 2013 there were no transfers between Levels 1 and Levels 2.

Note 5. Fair Value Measurements (continued)

Rollforward of Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

The tables below set forth a summary of changes in the fair value of the Plan’s Level 3 investments for the years ended December 31, 2013 and 2012. As reflected in the table below, the net unrealized gain/(loss) on Level 3 investment assets was $(522) and $206 as of December 31, 2013 and 2012, respectively.

	Level 3 Investment Assets and Investment Liabilities
	Year Ended December 31, 2013
	Stable Value Fund	Bond Investments	Total
Balance, beginning of year	$570	$1,127	$1,697
Realized gains/(losses), net	—	13	13
Unrealized gains/(losses), net	119	(641)	(522)
Purchases	—	2,954	2,954
Issuances	—	—	—
Settlements	—	—	—
Sales	—	(1,079)	(1,079)
Transfers in to Level 3	—	—	—
Transfers out of Level 3	(540)	—	(540)

Balance, end of year	$149	$2,374	$2,523

	Level 3 Investment Assets and Investment Liabilities
	Year Ended December 31, 2012
	Stable Value Fund	Bond Investments	Total
Balance, beginning of year	$440	$—	$440
Realized gains/(losses), net	—	—	—
Unrealized gains/(losses), net	184	22	206
Purchases	—	1,107	1,107
Issuances	—	—	—
Settlements	—	—	—
Sales	(54)	(2)	(56)
Transfers in to Level 3	—	—	—
Transfers out of Level 3	—	—	—

Balance, end of year	$570	$1,127	$1,697

The change in unrealized gains/(losses) included in the statement of changes in net assets available for benefits related to assets still held at the reporting date totaled $119 and $180 as of December 31, 2013 and 2012, respectively.

The valuation methods described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

During the year ended December 31, 2013, transfers out of Level 3 are primarily attributable to the availability of market observable information and the re-evaluation of the observability of pricing inputs.

Note 6. Derivative Financial Instruments

Futures Contracts — The Plan enters into futures contracts as part of the Stable Value Fund in the normal course of its investing activities to manage market risk associated with the Plan’s fixed-income investments and to achieve overall investment portfolio objectives. These contracts involve elements of market risk in excess of amounts recognized in the statements of net assets available for benefits. The credit risk associated with these contracts is minimal, as they are traded on organized exchanges and settled daily. The current day’s gains and losses are classified as derivatives receivable/payable for the investment portfolio, with a value of $0 and $0 at December 31, 2013 and December 31, 2012, respectively.

During 2013 and 2012, the Plan was a party to futures contracts held for trading purposes for U.S. Treasury bonds. Upon entering into a futures contract, the Plan is required to deposit either in cash or securities an amount (“initial margin”) equal to a certain percentage of the nominal value of the contract. Subsequent payments are then made or received by the Plan, depending on the daily fluctuation in the value of the underlying contracts. U.S. Treasury bills owned and included in the investments of the Plan, with a value of $377 and $899 at December 31, 2013 and 2012, respectively, were held by the Plan’s brokers as performance security on futures contracts.

At December 31, 2013 and 2012, the Plan had futures contracts to purchase or sell U.S. Treasury bonds contracts.

The fair value of futures contracts in the statements of net assets available for benefits is zero at December 31, 2013 and 2012, as cash settlements are done daily. Changes in fair value are accounted for as net depreciation in fair value of investments. For the year ended December 31, 2013 the net gain related to future contracts was $145.

Note 7. Federal Income Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by letter dated September 23, 2013 that the Plan and related Trust are designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. The Company and the Plan Administrator believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code and the Plan and related Trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires that Plan management evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to audit by the IRS; however there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

Note 8. Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right under the Plan to suspend, reduce, or partially or completely discontinue its contributions at any time and to terminate the Plan, the Trust agreement and the Trust hereunder, subject to the provisions of ERISA. In the event of termination or partial termination of the Plan or complete discontinuance of contributions, the interests of affected Members automatically become fully-vested.

Note 9. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits between the accompanying financial statements and the amounts reflected in Form 5500 as of December 31, 2013 and 2012:

	2013	2012
Net assets available for benefits per accompanying financial statements	$3,399,411	$2,929,137
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	19,299	48,772

Net assets per Form 5500	$3,418,710	$2,977,909

Note 9. Reconciliation of Financial Statements to Form 5500 (continued)

The following is a reconciliation of total investment loss and contributions on the accompanying financial statements and the amount reflected in Form 5500 for the year ended December 31, 2013:

Total investment gain and contributions per accompanying financial statements	$878,638
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at beginning of the year	(48,772)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at the end of the year	19,299

Total income per Form 5500	$849,165

The following is a reconciliation of benefits paid to Members between the accompanying financial statements and the amount reflected in Form 5500 for the year ended December 31, 2013:

Benefits paid to Members per accompanying financial statements	$405,721
Deduct corrective distributions	19
Deduct amounts allocated to deemed loan distributions	37

Benefits paid to Members per Form 5500	$405,665

Note 10. Party-in-Interest Transactions

Certain plan investments are in funds managed by the Trustee and certain subsidiaries of the Company. Fees paid by the Plan for trustee, custodial and investment management services amounted to $59 for the year ended December 31, 2013. Fees paid by the Plan to a subsidiary of the Company pursuant to a synthetic GIC issued by a subsidiary amounted to $46 for the year ended December 31, 2013. In addition, certain Plan investments are shares of mutual funds that are sponsored by The Hartford and shares of HFSG’s common stock. At December 31, 2013 and 2012, the Plan held 5,940,444 shares and 6,928,096 shares of common stock of HFSG with a cost basis of $197,973 and $231,071, respectively. During the year ended December 31, 2013, the Plan recorded dividend income from HFSG’s common stock and The Hartford’s mutual funds of $7,107.

Note 11. Plan Amendments and Other Changes

Effective January 1, 2013, the Company began paying certain Plan recordkeeping fees, administrative expenses and trustee fees previously paid by Members.

Effective January 1, 2013, Basic After Tax Savings, as defined in the SPD, made on and after January 1, 2013 are available for hardship withdrawals subject to certain restrictions.

Effective January 1, 2013, savings resume automatically following the six month suspension period (or as soon as practicable thereafter) due to withdrawal for hardship.

Effective January 1, 2013, certain Plan design changes were implemeneted including:

•	the one-time automatic enrollment, at a 3% before-tax contribution rate, of any Member not currently contributing at least 3% of his or her eligible earnings to the Plan unless he or she provided a subsequent election,

•	the adoption of a safe harbor plan design in order to avoid certain annual non-discrimination testing,

•	an increase in the Company Matching contribution amount from 50% to 100% of employee contributions of up to 6% of eligible earnings each pay period,

•	the replacement of the existing floor Company contribution with a new non-elective Company contribution of 2% of eligible earnings,

•	a shorter, 2-year vesting period for Company Matching contributions and non-elective Company contributions made after January 1, 2013,

•	an expansion of the definition of eligible earnings to include annual bonuses and overtime,

Note 11. Plan Amendments and Other Changes (continued)

•	the accelerated eligibility to receive matching and non-elective Company contributions, from 6 months to 90 days of service, for employees hired on or after January 1, 2013, and

•	a 90-day delay in eligibility to make employee contributions for employees hired on or after January 1, 2013 (previously, newly hired employees were immediately eligible to make employee contributions).

Effective June 28, 2013 three new multi-manager equity funds were added as investment options to the plan: a large-cap equity fund, a small/mid-cap equity fund and an international equity fund. The new multi-manager funds are comprised of several underlying funds (mutual funds and separate accounts) which are not available as stand-alone options under the Plan. The large-cap equity fund is made up of the previously available Hartford Capital Appreication HLS Fund, Hartford Dividend and Growth HLS Fund and Columbus Circle Large Cap Growth Fund. The small/mid-cap equity fund is made up of the previously available Small Company HLS Fund and Midcap HLS Fund as well as the new Chartwell Midcap Fund and Lee Munder Small/Midcap Fund. The international equity fund consists of the previously available Hartford International Opportunities HLS Fund. All existing balances in, and future contributions to, those funds were transferred to the corresponding new investment funds. The RS Partners Y Fund was removed from the Plan.

Effective July 1, 2013, the Plan was amended to clarify that the Investment and Savings Plan Investment Committee is responsible to determine procedures for allocating Investment Fund expenses among Members, Deferred Members and Beneficiaries.

Effective September 27, 2013, the Vanguard Prime Money Market Fund replaced the Hartford Money Market Fund HLS Fund Class IA.

Note 12. Subsequent Events

For the year ended December 31, 2013, subsequent events were evaluated through the date the financial statements were issued.

Effective April 1, 2014, there is no minimum amount for an in-service withdrawal (prior to April 1, 2014, there was a minimum withdrawal amount of $0.5, other than for hardship withdrawals).

Effective April 1, 2014, monthly periodic installment payments may be made to a Member, Deferred Member or Beneficiary who has attained age 55 and terminated employment in an amount requested by an investment manager appointed by, and with the consent of, a Member, Deferred Member or Beneficiary in accordance with Plan rules.

Effective April 1, 2014, the Plan was amended to clarify that the Plan Administrator has the full discretionary authority to determine all questions and to make all factual determinations regarding the correction of errors that result from the operation of Investment Options.

******

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2013

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	The Hartford Stock Fund
*	The Hartford	The Hartford Stock Fund, common stock (5,940,444 shares)	***	$215,222
*	State Street Bank and Trust	State Street Cash Fund – STIF	***	601

		Subtotal Stock Fund		215,823

	The Hartford Index Fund
*	The Hartford	Index Fund	***	317,940

		Subtotal Index Fund		317,940

	Mutual Funds:
	Total Return Bond HLS Fund
*	The Hartford	Hartford Series Fund, Inc. Bond HLS Fund, Class IA shares	***	96,913
	Dividend and Growth HLS Fund
*	The Hartford	Hartford Series Fund, Inc. Dividend and Growth HLS Fund, Class IA shares	***	172,662
	International Opportunities HLS Fund
*	The Hartford	Hartford Series Fund, Inc. International Opportunities HLS Fund, Class IA shares	***	171,545
	Capital Appreciation HLS Fund
*	The Hartford	Hartford Series Fund, Inc. Capital Appreciation HLS Fund, Class IA shares	***	173,372
	Small Company HLS Fund
*	The Hartford	Hartford Series Fund, Inc. Small Company HLS Fund, Class IA shares	***	88,633
	MidCap HLS Fund
*	The Hartford	Hartford Series Fund, Inc. MidCap HLS Fund, Class IA shares	***	132,856
	Prime Money Market
	Vanguard	Vanguard Prime Money Market	***	66,645

		Subtotal Mutual Funds		902,626

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2013 (continued)

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	Collective Investment Trusts:
	Real Asset
*	SSGA	SSGA Real Asset Fund	***	$7,071
	Target Retirement Income Fund
	Vanguard	Vanguard Target Retirement Income Fund	***	34,223
	Target Retirement 2010 Fund
	Vanguard	Vanguard Target Retirement 2010 Fund	***	10,137
	Target Retirement 2015 Fund
	Vanguard	Vanguard Target Retirement 2015 Fund	***	108,058
	Target Retirement 2020 Fund
	Vanguard	Vanguard Target Retirement 2020 Fund	***	40,505
	Target Retirement 2025 Fund
	Vanguard	Vanguard Target Retirement 2025 Fund	***	186,411
	Target Retirement 2030 Fund
	Vanguard	Vanguard Target Retirement 2030 Fund	***	38,881
	Target Retirement 2035 Fund
	Vanguard	Vanguard Target Retirement 2035 Fund	***	174,745
	Target Retirement 2040 Fund
	Vanguard	Vanguard Target Retirement 2040 Fund	***	28,757
	Target Retirement 2045 Fund
	Vanguard	Vanguard Target Retirement 2045 Fund	***	87,372
	Target Retirement 2050 Fund
	Vanguard	Vanguard Target Retirement 2050 Fund	***	24,128
	Target Retirement 2055 Fund
	Vanguard	Vanguard Target Retirement 2055 Fund	***	4,556
	Target Retirement 2060 Fund
	Vanguard	Vanguard Target Retirement 2060 Fund	***	3,476

		Subtotal Collective Investment Trusts		748,320

	Separately managed accounts:
	Columbus Circle	Columbus Circle Large Cap Growth Fund
	Equity Securities
	Allergan Inc		***	700
	Amazon Inc		***	4,157

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2013 (continued)

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	American Express		***	$1,860
	Apple Inc		***	8,903
	Biogen Idec Inc		***	6,501
	Boeing Co		***	3,426
	Boston Scientific Corp		***	1,630
	Bristol Myers Squibb		***	1,775
	CME Group Inc		***	1,710
	Canadian Pacific Railway LTD		***	2,852
	Comcast Corp		***	3,634
	Cree Inc		***	1,726
	Crown Castle Intl		***	2,799
	Delta Air Lines Inc		***	3,288
	Discover Financial Services		***	4,111
	Facebook Inc		***	2,322
	Fleetcor Technologies Inc		***	2,127
	General Motors		***	3,531
	Gilead Sciences Inc		***	6,597
	Google Inc		***	5,626
	Halliburton Co		***	3,350
	Hertz Global		***	2,340
	Home Depot Inc		***	3,547
	Johnson Controls Inc		***	2,638
	Lam Research Corp		***	1,279
	Las Vegas Sands Corp		***	4,500
	Estee Lauder Companies		***	2,748
	LinkedIn Corp		***	2,593
	Masco Corp		***	2,570
	Mastercard Inc		***	4,639
	Mckesson Corp		***	1,878
	Morgan Stanley		***	1,700
	Nike Inc		***	5,171
	Noble Energy Inc		***	3,327
	Occidental Petroleum Corp		***	2,273
	Ocwen Financial Crop		***	1,026
	PPG Industries Inc		***	3,538
	Pharmacyclics Inc		***	1,424
	Pfizer Inc		***	3,238
	Pioneer Natural Resources Co		***	4,245
	Priceline Group Inc		***	918
	Procter & Gamble Co		***	3,166
	Qualcomm Inc		***	2,783
	Regeneron Pharmaceutical		***	1,992
	SLM Corp		***	2,499
	Safeway Inc		***	1,586
	St Jude Medical Inc		***	1,821
	Servicenow Inc		***	1,142
	Sirius XM		***	1,265
	Splunk Inc		***	1,169

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2013 (continued)

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current value
	Starbucks Corp				***	$4,581
	Valeant Pharmaceuticals				***	3,695
	Visa Inc				***	3,710
	Whirlpool Corp				***	1,800
	Workday Inc				***	1,256
	Yelp Inc				***	1,319
	Actavis PLC				***	3,661
	Michale Kors				***	2,809
	Lyondellbasell				***	1,767
*	State Street Bank and Trust	State Street Cash Fund – STIF			***	2,368

			Subtotal Columbus Circle			172,606

*	The Hartford	ISP High Yield Bond Fund

		Interest Rate	Maturity	Par Value
	Bond Investments
	AES Corp	7.375%	07/01/21	170	***	192
	AK Steel Corp	8.750%	12/01/18	273	***	305
	Affinion LLC	13.500%	08/15/18	331	***	330
	Air Medical Group	9.250%	11/01/18	274	***	296
	Air Med Hldgs LLC	0.010%	05/21/18	307	***	301
	Alcatel Lucent USA Inc	0.010%	01/30/19	428	***	430
	Alere Inc	3.000%	05/15/16	59	***	66
	Alere Inc Company	7.250%	07/01/18	370	***	406
	Ally Financial Inc	4.750%	09/10/18	320	***	335
	Alphabet Holding Co Inc	7.750%	11/01/17	304	***	313
	Alphabet Holding Co Inc	7.750%	11/01/17	138	***	142
	Alta Mesa Hldgs	9.625%	10/15/18	391	***	418
	American Gilsonite Co	11.500%	09/01/17	398	***	382
	American Seafoods Grp	10.750%	05/15/16	288	***	298
	Amerigas Finance LLC	6.750%	05/20/20	285	***	311
	Antero Resources Finance Company	6.000%	12/01/20	177	***	186
	Arcelormittal	10.350%	06/01/19	588	***	744
	Ardagh	7.000%	11/15/20	445	***	449
	Armored Autogroup Inc	9.250%	11/01/18	357	***	343
	Ashtead Capital Inc	6.500%	07/15/22	330	***	352
	Audatex North America	6.000%	06/15/21	290	***	304
	BMC Software Finance Inc	8.125%	07/15/21	190	***	196
	Bankrate Inc	6.125%	08/15/18	69	***	72
	Beechcraft Hldgs LLC	0.010%	02/15/20	205	***	206
	BJS Wholesale Club Inc	0.010%	03/26/20	43	***	44
	Breitburn	7.875%	04/15/22	195	***	203
	CCO Hldgs LLC	6.500%	04/30/21	535	***	550
	Cemex Finance	9.375%	10/12/22	212	***	239
	CIT Group Inc	5.500%	02/15/19	770	***	826
	CSC Holdings LLC	6.750%	11/15/21	240	***	258
	Calpine Corp	7.875%	01/15/23	306	***	334
	Cenveo Corp Secured	8.875%	02/01/18	412	***	412
	Cenveo Corp	0.010%	02/13/17	178	***	179

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2013 (continued)

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current value
		Interest Rate	Maturity	Par Value
	Ceridian Corp	8.875%	07/15/19	168	***	$193
	Chassix Inc	9.250%	08/01/18	185	***	197
	Chemtura Corp	5.750%	07/15/21	304	***	308
	Chesapeake Energy Corp Company	2.750%	11/15/35	340	***	355
	Chesapeake Energy Corp	0.010%	12/02/17	452	***	461
	Access Midstream Partner Company	5.875%	04/15/21	178	***	189
	Access Midstream Partner Company	6.125%	07/15/22	185	***	198
	Chiquita Brands Intl	7.875%	02/01/21	185	***	200
	Chrysler Co	8.250%	06/15/21	440	***	500
	Frontier Communications	7.875%	01/15/27	706	***	678
	Claires Stores Inc	9.000%	03/15/19	277	***	300
	Clear Channel Communications	9.000%	03/01/21	260	***	262
	Clear Channel Communications	11.250%	03/01/21	215	***	231
	Clear Channel Communications	0.010%	01/29/16	336	***	325
	Clear Channel Worldwide	6.500%	11/15/22	285	***	289
	Clubcorp Club Operations Company	10.000%	12/01/18	175	***	194
	CNL Lifestyle Properties Company	7.250%	04/15/19	629	***	648
	HCA Inc	7.500%	11/15/95	1,430	***	1,237
	Consolidated Comm Fin Co	10.875%	06/01/20	435	***	501
	Crestwood Midstream Part Company	7.750%	04/01/19	281	***	305
	Crestwood Midstream Part Company	6.000%	12/15/20	303	***	310
	Cyrusone LP	6.375%	11/15/22	301	***	311
	Darling Ingredients Inc	5.375%	01/15/22	168	***	169
	Denali Borrower	5.625%	10/15/20	252	***	250
	Dish DBS Corp Company	6.750%	06/01/21	745	***	790
	Quapaw Downstream	10.500%	07/01/19	639	***	645
	Drill Rigs Inc	6.500%	10/01/17	401	***	433
	Dynegy Inc Company	5.875%	06/01/23	330	***	312
	Endeavour International	12.000%	03/01/18	340	***	349
	Energy Future	10.000%	12/01/20	480	***	510
	Energy Transfer	5.875%	01/15/24	311	***	308
	Equinix Inc	7.000%	07/15/21	181	***	198
	Ep Ener/Everest	6.875%	05/01/19	530	***	570
	Fairpoint Communications	8.750%	08/15/19	402	***	426
	Ferrell Gas	6.500%	05/01/21	300	***	306
	Ferrell Gas Partners	8.625%	06/15/20	365	***	384
	Kate Spade Co	10.500%	04/15/19	171	***	184
	First Data Corporation	12.625%	01/15/21	551	***	647
	Ally Financial Inc	8.000%	11/01/31	387	***	463
	Ally Financial Inc	8.000%	12/31/18	269	***	317
	Gencorp Inc	7.125%	03/15/21	393	***	420
	Gibson Energy Inc	6.750%	07/15/21	185	***	195
	Global A+T Electronics	10.000%	02/01/19	295	***	254
	Great Atlantic + PAC Tea Co	0.010%	03/13/17	488	***	503
	Halcon Resources Corp	9.750%	07/15/20	189	***	197
	Headwaters Inc	7.250%	01/15/19	42	***	43

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2013 (continued)

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current value
		Interest Rate	Maturity	Par Value
	Hertz Corp	6.250%	10/15/22	188	***	$194
	Hexion US Finance	6.625%	04/15/20	408	***	418
	Hockey Merger	7.875%	10/01/21	191	***	196
	Hologic Inc Company	6.250%	08/01/20	285	***	300
	Hospira Inc	5.800%	08/12/23	126	***	130
	K Hovnanian Enterprises	7.250%	10/15/20	185	***	198
	K Hovnanian Enterprises	9.125%	11/15/20	970	***	106
	Igate Corp	9.000%	05/01/16	363	***	385
	Intelsat Jackson	7.250%	10/15/20	455	***	497
	Interactive Data Corp	10.250%	08/01/18	112	***	123
	Intl Lease Finance	8.750%	03/15/17	180	***	212
	JBS USA LLC	8.250%	02/01/20	180	***	195
	JC Penney Corp	0.010%	05/21/18	321	***	314
	Jaguar Holding Co	9.500%	12/01/19	165	***	185
	Jaguar Land Rover	8.125%	05/15/21	350	***	398
	J2 Global Communications	8.000%	08/01/20	490	***	529
	Ladder Cap	7.375%	10/01/17	498	***	523
	Landry S INC	9.375%	05/01/20	486	***	530
	Level 3 Financing Inc	6.125%	01/15/21	286	***	289
	Liberty Mutual Group Inc	10.750%	06/15/88	125	***	187
	Linn Energy LLC	8.625%	04/15/20	190	***	205
	Linn Energy LLC	7.750%	02/01/21	420	***	444
	MDC Partners Inc	6.750%	04/01/20	340	***	356
	MEG Energy Corp	6.375%	01/30/23	408	***	410
	MGM Resorts Intl	11.375%	03/01/18	275	***	349
	MPH Intermediate	8.375%	08/01/18	288	***	299
	Magnetation LLC	11.000%	05/15/18	210	***	229
	Mattamy Group	6.500%	11/15/20	425	***	421
	Mcclatchy Co	9.000%	12/15/22	174	***	191
	Mcgraw Hill	9.750%	04/01/21	393	***	434
	Mcgraw Hill	0.010%	03/22/19	182	***	186
	Metro PCS Wireless Inc	6.625%	04/01/23	615	***	635
	Mohegan Tribal Gaming	9.750%	09/01/21	181	***	195
	NCR Corp	8.875%	12/15/21	10	***	10
	NRG Energy Inc	7.875%	05/15/21	310	***	343
	Nationstar	7.875%	10/01/20	295	***	306
	Jo Ann Stores	8.125%	03/15/19	295	***	308
	NES Rentals	7.875%	05/01/18	199	***	209
	New Acad Fin	8.000%	06/15/18	278	***	285
	New Gold Inc	7.000%	04/15/20	190	***	195
	North Atlantic Trading	11.500%	07/15/16	175	***	190
	PBF Holding Co LLC	8.250%	02/15/20	396	***	429
	Parker Drilling Co	7.500%	08/01/20	189	***	198
	Patriot Coal Corp	0.010%	12/15/18	198	***	198
	PVH Corp	7.750%	11/15/23	93	***	108
	Pittsburgh Glass Works	8.000%	11/15/18	64	***	67
	Plains Exploration	6.500%	11/15/20	183	***	202

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2013 (continued)

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
		Interest Rate	Maturity	Par Value
	Post Holdings Inc	7.375%	02/15/22	390	***	$417
	Provident Fin Company	6.750%	06/15/21	293	***	291
	QEP Resources Inc	6.875%	03/01/21	185	***	198
	RP Crown Parent LLC	0.010%	12/21/18	292	***	293
	RSI Home Products Inc	6.875%	03/01/18	287	***	300
	RR Donnelley	7.875%	03/15/21	280	***	311
	Realogy Group LLC	7.625%	01/15/20	175	***	196
	Rentech Nit	6.500%	04/15/21	316	***	305
	REX Energy Corp	8.875%	12/01/20	277	***	303
	Reynolds GRP	7.875%	08/15/19	495	***	547
	Reynolds GRP	5.750%	10/15/20	265	***	270
	Rialto Hlds LLC	7.000%	12/01/18	217	***	219
	Rite Aid Corp	9.250%	03/15/20	170	***	195
	Roundy S Supermarkets	10.250%	12/15/20	43	***	44
	Royal Bank	6.125%	12/15/22	325	***	332
	SBA Communications Corp	5.625%	10/01/19	410	***	422
	Navient Corp	7.250%	01/25/22	695	***	735
	SPL Logistics Escrow LLC	8.875%	08/01/20	391	***	415
	Sabine Pass	6.500%	11/01/20	255	***	264
	Sabre Global Inc	8.500%	05/15/19	378	***	419
	Salix Pharmaceuticals	6.000%	01/15/21	85	***	87
	Sandridge Energy Inc	8.125%	10/15/22	295	***	313
	Sappi Papier Holding	8.375%	06/15/19	216	***	237
	Schaeffler Finance	4.750%	05/15/21	200	***	199
	Schaeffler Finance	6.875%	08/15/18	200	***	212
	Seagate HDD Cayman Company	7.000%	11/01/21	400	***	441
	Sealed Air Corp Company	8.375%	09/15/21	170	***	193
	Serta Simmons Holdings	8.125%	10/01/20	395	***	429
	Seven Seas Cruises	9.125%	05/15/19	369	***	406
	ACC Indu	7.750%	12/15/20	150	***	159
	Springleaf Finance Corp	6.900%	12/15/17	265	***	289
	Sprint Capital Corp	8.750%	03/15/32	549	***	589
	Sprint Communications Company	9.000%	11/15/18	837	***	1,008
	Sprint Corp Company	7.125%	06/15/24	72	***	73
	Steel Dynamics Inc Company	6.375%	08/15/22	180	***	194
	Stockbridge	0.010%	05/02/17	270	***	298
	Sun Products Corp	7.750%	03/15/21	80	***	70
	Sun Products Corp	0.010%	03/23/20	113	***	107
	Supervalue Inc	8.000%	05/01/16	361	***	399
	Supervalue Inc	0.010%	03/21/19	183	***	185
	Swift Services	10.000%	11/15/18	170	***	189
	Tenet Healthcare Corp	6.000%	10/01/20	38	***	39
	T Mobile USA Inc	6.125%	01/15/22	90	***	91
	Trac Intermodal LLC	11.000%	08/15/19	185	***	211
	Taylor Morrison	7.750%	04/15/20	282	***	310
	Telecom Italia Capital Company	7.721%	06/04/38	202	***	202
	Tenet Healthcare Crop	6.250%	11/01/18	250	***	277

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2013 (continued)

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	Tenet Healthcare Crop	8.125%	04/01/22	80	***	$86
	Tervita Corp	8.000%	11/15/18	285	***	294
	Toys R US Property	8.500%	12/01/17	185	***	190
	Toys R US Property	0.010%	08/21/19	305	***	293
	TPC Group INC	8.750%	12/15/20	185	***	196
	Transdigm Inc	7.500%	07/15/21	181	***	194
	Tronox Finance LLC	6.375%	08/15/20	411	***	419
	US Foods INC	8.500%	06/30/19	185	***	202
	USG Corp Company	5.875%	11/01/21	131	***	136
	Ultra Petroleum Crop	5.750%	12/15/18	67	***	69
	United Rentals North	9.250%	12/15/19	320	***	359
	Qwest Corp	6.875%	09/15/33	675	***	324
	Univision Communications	7.875%	11/01/20	251	***	276
	Univision Communications	8.500%	05/15/21	174	***	191
	Valeant Pharmaceuticals	7.250%	07/15/22	660	***	410
	Vanguard Nat Res	7.875%	04/01/20	510	***	235
	Viasat Inc	6.875%	06/15/20	390	***	412
	WP CPP Hldgs LLC	0.010%	04/30/21	138	***	136
	Walter Investment MGMT Company	7.875%	12/15/21	256	***	259
	Wellcare Health Plans	5.750%	11/15/20	204	***	208
	Western Refining Inc	6.250%	04/01/21	303	***	305
	WYNN Las Vegas LLC	7.750%	08/15/20	170	***	191
	Ocean Rig	9.500%	04/27/16	300	***	148
	Revel Entertainment Group LLC	0.010%	05/17/18	514	***	504
	Private Placement Common Stock				***	156
	Bluewater Holding Company	10.000%	12/10/19	300	***	301
	Essar Steel Algoma Inc	0.010%	09/20/14	224	***	225
	Forescue Metals Group	0.010%	06/30/19	123	***	125
*	State Street Bank and Trust	State Street Cash Fund – STIF			***	1,915

			Subtotal ISP High Yield Bond Fund			63,240

	Chartwell	Chartwell Mid Cap Fund
	Equity Securities
	Altra Industrail Motion Corp				***	507
	American Equity Invt				***	1,486
	Analgoci Corp				***	1,468
	Anixter International Inc				***	795
	Avista Corp				***	768
	Bank of the Ozarks				***	1,672
	Barnes Group Inc				***	1,468
	Black Hills Corp				***	1,037
	Blount International Inc				***	1,185
	Brink S Co				***	352
	Bristow Group Inc				***	2,244
	Cleco Corporation				***	1,766
	Calgon Carbon Corp				***	1,378
	Cardtronics Inc				***	2,619

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2013 (continued)

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Casey S General Stores Inc		***	$1,955
	Cato Corp		***	1,394
	Chesapeake Lodging Trust		***	636
	Clarcor Inc		***	1,280
	Diodes Inc		***	912
	Dupont Fabros Technology		***	731
	Earthlink Inc		***	1,065
	Education Realty Trust Inc		***	983
	El Paso Electric Co		***	1,092
	Enpro Industries Inc		***	1,270
	Esco Technologies Inc		***	1,413
	FNB Corp		***	1,040
	First Finl Bankshares Inc		***	874
	First Industrial Realty		***	620
	First Midwest Bancorp Inc		***	903
	Franklin Electric Co		***	1,176
	G + K Services Inc		***	873
	Gatx Gorp		***	1,616
	G III Apparel Group		***	2,182
	Greatbatch Inc		***	2,321
	Gulfmark Offshore Inc		***	2,188
	Haemonetics Corp		***	1,567
	Harsco Corp		***	1,350
	Healthcare Realty Trust Inc		***	1,273
	Jack in the Box Inc		***	1,764
	Key Energy Services Inc		***	1,194
	Knoll Inc		***	951
	Knight Transportation Inc		***	1,308
	Koppers Holdings Inc		***	1,433
	Matthews Intl Corp		***	870
	Mid America Apartment		***	853
	Minerals Technologies Inc		***	1,550
	Montro Muffler Brake Inc		***	1,247
	Northwestern Corp		***	1,529
	PS Business Park Inc		***	640
	Pacwest Bancorp		***	1,318
	Plexus Corp		***	1,769
	Progress Software Corp		***	1,402
	Rush Enterprises Inc		***	1,270
	Selective Insurance Group		***	1,590
	Signature Bank		***	1,061
	Stage Stores Inc		***	1,434
	Sykes Enterprises Inc		***	1,187
	Toro Co		***	1,610
	Treehouse Foods Inc		***	1,559
	UMB Financial Crop		***	1,342

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2013 (continued)

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Umpqua Holdings Corp		***	$1,389
	United Bankshares Inc		***	698
	United Stationers Inc		***	888
	Zebra Technologies		***	1,448
	Argo Group International		***	1,531
	Fabrinet Common Stock		***	1,538
	Helen of Troy		***	988
*	State Street Bank and Trust	State Street Cash Fund – STIF	***	1,245

		Subtotal Chartwell		88,065

	Lee Munder	Lee Munder Small Mid Cap Fund
	Equity Securities
	AGL Resources Inc		***	1,771
	Abercrombie + Fitch Co		***	1,204
	Air Products		***	1,403
	Albemarle Corp		***	1,829
	Alexandria Real Estate		***	2,018
	Allegheny Technologies Inc		***	2,034
	Allstate Corp		***	1,428
	American Campus Communities		***	1,876
	American Eagle Outiftters		***	1,369
	Amerisourcebergen Corp		***	1,448
	Ameriprise Financial Inc		***	1,977
	Cadence Design Sys Inc		***	1,686
	Carefusion Corp		***	1,851
	Charles River Laboratories		***	1,566
	Cintas Corp		***	1,881
	Citrix Systems Inc		***	1,746
	Clean Harbors Inc		***	1,959
	Coca Cola Enterprises		***	1,326
	Cooper Cos Inc		***	1,611
	Darling Ingredients Inc		***	2,061
	Dentsply International Inc		***	1,809
	Diebold Inc		***	1,556
	Dollar General Corp		***	1,245
	Dover Corp		***	1,978
	Eqt Corp		***	1,693
	Edison International		***	1,308
	Fidelity National		***	2,198
	Fifth Third Bancorp		***	2,475
	Fluor Corp		***	1,789
	Great Plains Energy Inc		***	1,937
	Greif Inc		***	1,639
	Hancock Holding		***	1,548
	Harley Davidson Inc		***	1,596
	Hasbro Inc		***	1,457
	Host Hotel + Resorts Inc		***	1,637
	Ingredion Inc		***	1,610

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2013 (continued)

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Interpublic Group		***	$1,186
	Ishares Russell		***	2,149
	Juniper Networks Inc		***	1,583
	Kroger		***	1,615
	Mcdermott Intl Inc		***	1,035
	Microchip Technology Inc		***	2,012
	Molson Coors Brewing Co		***	2,065
	Newell Rubbermaid Inc		***	1808
	Newfield Exploration Co		***	1,358
	Nucor Corp		***	1,332
	Owens Illinois Inc		***	1,531
	Parker Hannifin Corp		***	2,015
	Patterson Cos Inc		***	2,170
	Petsmart Inc		***	1,434
	Pioneer Natural Resources Co		***	1,829
	Portland General Electric		***	1,937
	Quest Diagnositics Inc		***	1,487
	Range Resources Corp		***	1,000
	Regal Beloit Corp		***	1,897
	Reinsurance Group of America		***	2,065
	Rockwood Holdings Inc		***	1,309
	Sally Beauty Holdings Inc		***	1,927
	Scana Corp		***	1,355
	Scotts Miracle Gro		***	1,573
	Silgan Holdings Inc		***	1,328
	JM Smucker Co		***	1,716
	Spectra Energy Corp		***	2,007
	Stanley Black + Decker Inc		***	2,014
	Suntrust Banks Inc		***	2,142
	Symantec Corp		***	1,755
	Synopsys Inc		***	2,358
	Sysco Corp		***	1,513
	TCF Financial Corp		***	1,356
	Unum Group		***	1,157
	Xcel Energy Inc		***	1,925
	Xylem Inc		***	1,845
	Zions Bancorporation		***	1,676
	Endurance Specialty Holdings		***	1,730
	Nabors Industries		***	888
	Partnerre		***	1,809
	Willis Group Holdings		***	1,748
*	State Street Bank and Trust	State Street Cash Fund – STIF	***	1,974

		Subtotal Lee Munder		132,132

		Total Seperately managed accounts		456,043

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2013 (continued)

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current value
	Stable Value Fund
	BNY Mellon	Stable Value Fund, including the following contracts:
	Natixis Financial Products Inc.	Stable Value Contract #WR1879-02, 2.75%**			***	$99,072
	Monumental Life Insurance Company	Stable Value Contract #MDA01097TR, 2.76%**			***	133,709

	Shared Holdings (aa)	Interest rate	Maturity	Par Value
	ABN Amro Bank	1.375%	01/22/16	600,000	***	604
	AT+T Inc	2.625%	12/01/22	645,000	***	582
	Abbvie Inc	1.750%	11/06/17	359,000	***	358
	Ace Ina	2.700%	03/13/23	725,000	***	664
	Aetna Inc	1.750%	05/15/17	219,000	***	218
	Affiliated Computer Svcs	5.200%	06/01/15	235,000	***	248
	FNMA tba 30 single fam	4.500%		3,842,000	***	4,071
	Ally Auto Receivables Trust	1.550%	08/17/15	168,366	***	169
	Ally Auto Receivables Trust	2.230%	03/15/16	191,965	***	193
	Ally Auto Receivables Trust	0.930%	02/16/16	119,591	***	120
	America Movil Sab De cv Company	5.000%	10/16/19	500,000	***	546
	American Express CO	6.150%	08/28/17	101,000	***	117
	American Express Credit	2.375%	03/24/17	434,000	***	446
	American Express Credit	0.774%	07/29/16	500,000	***	502
	American Intl Group	5.850%	01/16/18	850,000	***	975
	Anglo American Capital	4.450%	09/27/20	400,000	***	401
	Anheuser Busch inbev wor	1.250%	01/17/18	520,000	***	509
	Apple Inc	2.400%	05/03/23	685,000	***	616
	Associates Corp	6.950%	11/01/18	500,000	***	595
	Assurant Inc	2.500%	03/15/18	570,000	***	557
	Aust + NZ Banking Group	1.875%	10/06/17	500,000	***	500
	Aventura Mall Trust	3.743%	12/05/32	400,000	***	411
	BB+T Corporation	5.700%	04/30/14	500,000	***	509
	Burlingtn no sf 05 3 tr	4.830%	01/15/23	431,229	***	463
	Banc of America Commercial mor	5.449%	01/15/49	39,255	***	39
	Banco Santander	4.125%	11/09/22	250,000	***	236
	Bank of America	6.000%	06/15/16	350,000	***	385
	Bank of America Corp	5.625%	07/01/20	700,000	***	800
	Bank of America Corp	3.300%	01/11/23	535,000	***	506
	Bank of America Corp	2.600%	01/15/19	910,000	***	914
	Bank of Montreal	1.400%	09/11/17	500,000	***	492

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

(aa) See F-37 for definition.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2013 (continued)

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current value
	Shared Holdings (aa)	Interest rate	Maturity	Par Value
	Barclays Bank Plc	6.050%	12/04/17	605,000	***	$676
	Berkshire Hathaway Inc	1.550%	02/09/18	630,000	***	623
	British Columbia Prov Of	2.650%	09/22/21	330,000	***	322
	Burlingtn North Santa Fe	3.050%	09/01/22	266,000	***	249
	Cd Commercial Mortgage Trust	5.886%	11/15/44	415,239	***	466
	Cigna Corp	4.500%	03/15/21	300,000	***	319
	Cigna Corp	4.000%	02/15/22	290,000	***	295
	Comm Mortgage Trust	1.873%	04/12/35	113,107	***	108
	CVS Caremark Corp	5.750%	06/01/17	227,000	***	257
	CVS Caremark Corp	2.250%	12/05/18	319,000	***	319
	Canadian Pacific Rr Co	7.250%	05/15/19	250,000	***	303
	Capital One Financial Co	1.000%	11/06/15	474,000	***	474
	Duke Energy Progress Inc	2.800%	05/15/22	240,000	***	229
	Caterpillar Financial Se	2.650%	04/01/16	465,000	***	482
	Catholic Health	2.950%	11/01/22	370,000	***	336
	CD Commerical Mortgage Trust	5.617%	10/15/48	400,000	***	436
	Celgene Corp	1.900%	08/15/17	175,000	***	174
	Centerpoint Ener Transition	2.161%	10/15/21	190,000	***	189
	Chase Issuance Trust	1.580%	08/16/21	467,000	***	446
	Chevron Corp	2.355%	12/05/22	640,000	***	582
	Chevron Corp	2.427%	06/24/20	280,000	***	272
	Citigroup Inc	5.500%	02/15/17	500,000	***	551
	Citigroup Inc	4.450%	01/10/17	320,000	***	347
	Citibank Credit Card Issuance	5.350%	02/07/20	500,000	***	570
	Citibank Credit Card Issuance	0.370%	11/25/16	1,000,000	***	1,000
	Citigroup Commercial Mortgage	5.748%	03/15/49	275,000	***	297
	Comerica Inc	3.000%	09/16/15	323,000	***	241
	GCCFC Commericial Mortgage Trust	5.860%	07/10/38	486,031	***	531
	GCCFC Commericial Mortgage Trust	5.444%	03/10/39	495,000	***	544
	Commonwealth Edison	1.950%	09/01/16	608,000	***	621
	Connecticut Light + Pwr	5.000%	04/01/15	825,000	***	869
	Consumers Energy Company	5.150%	02/15/17	220,000	***	244
	Credit Suisse Mortgage Trust	5.669%	03/15/39	162,344	***	163
	Dbubs Mortgage Trust	3.642%	08/10/44	300,000	***	315
	Delta Air Lines	4.950%	11/23/20	374,746	***	404
	Deutsche Bank	4.296%	05/24/28	490,000	***	444
	DirecTV	5.200%	03/15/20	250,000	***	272
	Discover Bank	2.000%	02/21/18	875,000	***	859
	Walt Disney Company	2.350%	12/01/22	650,000	***	591
	Dominion Resources Inc	2.576%	09/30/66	755,000	***	703
	Dow Chemical	4.250%	11/15/20	265,000	***	282
	Eaton Corp Company	1.500%	11/02/17	565,000	***	554
	Energy Transfer Partners	5.200%	02/01/22	525,000	***	553

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2013 (continued)

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current value
	Shared Holdings (aa)	Interest rate	Maturity	Par Value
	Ensco Plc	3.250%	03/15/16	315,000	***	$329
	Enterprise Products Oper	1.250%	08/13/15	466,000	***	469
	Fed Hm Ln Pc Pool G01629	6.000%	10/01/33	29,837	***	33
	Fed Hm Ln Pc Pool G11657	4.500%	12/01/18	193,930	***	206
	Fed Hm Ln Pc Pool A77952	5.000%	05/01/38	30,250	***	33
	Fed Hm Ln Pc Pool G14174	5.000%	03/01/25	231,839	***	246
	Fed Hm Ln Pc Pool J00617	5.500%	12/01/20	80,377	***	87
	Fed Hm Ln Pc Pool J00921	5.000%	12/01/20	20,612	***	22
	Fed Hm Ln Pc Pool J01060	5.000%	01/01/21	36,828	***	39
	Fed Hm Ln Pc Pool J01201	5.000%	02/01/21	23,914	***	25
	Fed Hm Ln Pc Pool C03506	6.000%	05/01/40	530,475	***	586
	Fed Hm Ln Pc Pool A11544	5.500%	06/01/33	18,232	***	20
	Fed Hm Ln Pc Pool A15942	6.000%	11/01/33	24,190	***	27
	Fed Hm Ln Pc Pool B19557	5.500%	07/01/20	300,947	***	327
	Fed Hm Ln Pc Pool A26586	6.000%	09/01/34	26,863	***	30
	Fed Hm Ln Pc Pool Q02688	4.000%	08/01/41	250,796	***	259
	Fed Hm Ln Pc Pool G11868	5.500%	07/01/20	102,771	***	109
	Freddie Mac	6.000%	03/15/17	217,566	***	230
	FNMA Pool 253880	6.500%	07/01/16	31,792	***	33
	FNMA Pool 357821	6.000%	05/01/35	607,638	***	682
	Freddie Mac	3.500%	11/15/25	805,000	***	812
	Freddie Mac	3.500%	12/15/25	1,956,857	***	1,966
	Freddie Mac	3.500%	12/15/25	2,348,143	***	2,369
	FNMA Pool 514135	6.000%	07/01/14	547	***	1
	FNMA Pool 532577	7.000%	07/01/15	9,714	***	10
	FNMA Pool 535675	7.000%	01/01/16	35,647	***	37
	FNMA Pool 535740	7.000%	12/01/15	6,894	***	7
	FNMA Pool 555417	6.000%	05/01/33	102,974	***	116
	FNMA Pool 555545	5.000%	06/01/18	110,527	***	118
	FNMA Pool 555591	5.500%	07/01/33	120,542	***	133
	FNMA Pool 574924	7.000%	04/01/16	10,738	***	11
	FNMA Pool 611020	6.500%	01/01/17	34,626	***	36
	FNMA Pool Aj5733	3.500%	12/01/41	3,042,656	***	3,029
	FNMA Pool Al0194	4.000%	01/01/41	1,637,475	***	1,691
	FNMA Pool Ap0632	2.500%	07/01/27	904,227	***	898
	FNMA Pool Ar9436	4.000%	08/01/43	24,488	***	25
	FNMA Pool Au1687	4.000%	08/01/43	2,613,578	***	2,693

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2013 (continued)

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current value
	Shared Holdings (aa)	Interest rate	Maturity	Par Value
	FNMA Pool 651377	6.000%	07/01/17	59,645	***	$62
	FNMA Pool 712104	5.000%	05/01/18	27,824	***	30
	FNMA Pool 725704	6.000%	08/01/34	79,552	***	89
	FNMA Pool 730716	6.000%	08/01/33	65,127	***	73
	FNMA Pool 734059	5.500%	08/01/33	24,299	***	27
	FNMA Pool 745932	6.500%	11/01/36	209,857	***	233
	FNMA Pool 756154	6.000%	11/01/33	111,670	***	126
	FNMA Pool 792191	5.500%	09/01/34	104,577	***	115
	FNMA Pool 805176	5.500%	01/01/20	176,995	***	188
	FNMA Pool 890528	5.500%	06/01/39	277,759	***	305
	FNMA Pool 908560	5.500%	01/01/22	16,810	***	18
	FNMA Pool 944026	6.500%	08/01/37	338,067	***	376
	FNMA Pool Aa4266	4.500%	05/01/24	77,263	***	82
	FNMA Pool Ab0536	6.000%	02/01/37	189,986	***	211
	FNMA Pool Ma1543	3.500%	08/01/33	8,229,396	***	8,380
	Fifth Third Bank	1.450%	02/28/18	620,000	***	604
	Fico Strip Prin	0.010%	05/11/18	580,000	***	535
	Ford Credit Auto Owner Trust	1.580%	09/15/15	543,897	***	546
	Ford Credit Auto Owner Trust	1.000%	09/15/17	120,000	***	121
	Ford Motor Credit Co Llc	4.250%	02/03/17	550,000	***	592
	Ford Motor Credit Co Llc	3.000%	06/12/17	702,000	***	730
	Freeport Mcmoran C + G	3.550%	03/01/22	625,000	***	594
	Ge Capital Credit Card	0.741%	01/15/17	600,000	***	600
	GNMA Pool 569329	6.500%	04/15/32	206,935	***	237
	GNMA Pool 580880	6.500%	11/15/31	30,093	***	34
	GNMA II Pool 003624	5.500%	10/20/34	107,528	***	120
	GNMA II Pool 004599	5.000%	12/20/39	441,538	***	481
	GNMA II Pool 004800	4.000%	09/20/40	870,142	***	907
	GNMA II Pool 004801	4.500%	09/20/40	966,416	***	1,040
	GNMA II Pool 004833	4.000%	10/20/40	1,871,898	***	1,950
	GNMA Pool 434787	8.000%	05/15/30	11,899	***	13
	GNMA Pool 434476	6.000%	08/15/14	877	***	1
	GNMA Pool 485856	6.500%	10/15/31	34,855	***	39
	GNMA Pool 726316	5.000%	09/15/39	502,772	***	546
	GNMA Pool 728974	5.000%	12/15/39	766,165	***	831
	GNMA Pool 731661	5.000%	08/15/40	462,204	***	503
	GNMA Pool 737651	5.000%	11/15/40	157,784	***	171

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2013 (continued)

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current value
	Shared Holdings (aa)	Interest rate	Maturity	Par Value
	GNMA Pool 499306	6.000%	08/15/14	2,177	***	$2
	GNMA Pool 500796	8.000%	07/15/30	5,980	***	6
	GNMA Pool 510279	6.000%	08/15/14	1,037	***	1
	GNMA Pool 510403	5.000%	01/15/35	34,862	***	38
	GNMA Pool 510844	8.000%	12/15/29	1,163	***	1
	GNMA Pool 515804	8.000%	06/15/30	3,199	***	3
	GNMA Pool 526364	8.000%	07/15/30	4,592	***	5
	GNMA Pool 533946	6.500%	04/15/32	9,817	***	11
	GNMA Pool 550887	5.000%	08/15/35	41,491	***	45
	GNMA Pool 551077	6.500%	11/15/31	15,466	***	17
	GNMA Pool 551120	6.500%	08/15/31	74,180	***	85
	GNMA Pool 552571	6.500%	05/15/32	34,814	***	39
	GNMA Pool 271940	5.500%	08/15/18	135,561	***	145
	GNMA Pool 781410	5.500%	03/15/17	119,504	***	128
	GS Mortgage Securities Trust	5.553%	04/10/38	550,000	***	592
	GNMA Pool 622278	5.000%	04/15/35	47,226	***	52
	GNMA Pool 631242	5.500%	06/15/35	148,841	***	165
	GNMA Pool 641601	5.000%	03/15/35	62,282	***	68
	GNMA Pool 646865	5.000%	08/15/35	30,872	***	34
	GE Commercial Mortgage Corp	0.000%	03/10/44	960,815,179	***	10
	General Electric Co	5.250%	12/06/17	390,000	***	441
	General Electric Cap Corp	4.375%	09/16/20	372,000	***	403
	General Electric Cap Corp	2.900%	01/09/17	500,000	***	522
	General Electric Cap Corp	3.100%	01/09/23	1,250,000	***	1,186
	General Electric Cap Corp	0.894%	07/12/16	570,000	***	574
	Glaxosmithkline Cap Inc	2.800%	03/18/23	470,000	***	435
	Glencore Funding LLC	1.431%	05/27/16	900,000	***	896
	Goldman Sachs Group Inc	6.000%	06/15/20	385,000	***	441
	Goldman Sachs Group Inc	2.375%	01/22/18	840,000	***	843
	Government National Mortgage	3.500%	07/20/23	463,362	***	487
	Government National Mortgage	5.000%	08/20/39	216,763	***	234
	Government STIF 18	0.012%	12/31/30	12,232,016	***	12,232
	Great River Energy 1st Mortgage	5.829%	07/01/17	419,598	***	445
	Green Tree Financial Corporation	7.050%	01/15/19	15,097	***	16
	Grupo Televisa Sab	6.000%	05/15/18	500,000	***	557
	HCP Inc	3.750%	02/01/16	379,000	***	398
	HSBC Bank USA	1.625%	01/16/18	660,000	***	651
	HSBC Bank USA	4.875%	08/24/20	570,000	***	615
	Harley Davidson Motorcycle	0.960%	05/16/16	85,709	***	86

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2013 (continued)

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current value
	Shared Holdings (aa)	Interest rate	Maturity	Par Value
	Health Care REIT Inc	3.625%	03/15/16	296,000	***	$310
	Canada Government	0.875%	02/14/17	543,000	***	543
	Honda Auto Receivables Owner T	0.940%	03/18/15	83,074	***	83
	Howard Hughes Medical In	3.500%	09/01/23	345,000	***	339
	Hydro Quebec Local Government	1.375%	06/19/17	476,000	***	478
	Hyundai Auto Recevables Trust	1.650%	02/15/17	500,000	***	504
	Hyundai Auto Recevables Trust	0.670%	02/15/15	696,536	***	697
	Hyundai Capital America	2.125%	10/02/17	596,000	***	592
	Incitec Pivot Ltd Company	4.000%	12/07/15	500,000	***	520
	IBM Corp	0.750%	05/11/15	500,000	***	502
	JP Morgan Chase	4.400%	07/22/20	315,000	***	339
	JP Morgan Chase	4.350%	08/15/21	1,250,000	***	1,317
	JP Morgan Chase	3.250%	09/23/22	290,000	***	278
	JP Morgan Chase Commercial	4.404%	01/12/39	28,175	***	28
	JP Morgan Chase Commercial	3.364%	11/13/44	160,000	***	168
	Joy Global Inc Company	5.125%	10/15/21	215,000	***	221
	Kaiser Foundation Hospit Company	3.500%	04/01/22	431,000	***	409
	Kansas Gas + Electric Co	6.700%	06/15/19	147,000	***	176
	Key Bank	5.800%	07/01/14	465,000	***	477
	Key Bank	1.650%	02/01/18	330,000	***	325
	Kroger Co	4.950%	01/15/15	237,000	***	247
	LG+E +Ku Energy Llc	2.125%	11/15/15	610,000	***	621
	Liberty Mutual Group Inc	5.000%	06/01/21	400,000	***	420
	Lloyds Bank Plc	5.800%	01/13/20	490,000	***	562
	Lockheed Martin Corp	2.125%	09/15/16	215,000	***	221
	Loews Corp	2.625%	05/15/23	280,000	***	251
	Lyondellbasell Ind	5.000%	04/15/19	500,000	***	555
	Ml Cfc Commercial Mortgage	5.172%	12/12/49	405,000	***	439
	Mckesson Corp	2.700%	12/15/22	145,000	***	130
	Medco Health Solutions Company	4.125%	09/15/20	332,000	***	344
	Mellon Funding Corp Company	5.500%	11/15/18	460,000	***	521
	Morgan Stanley	5.450%	01/09/17	1,235,000	***	1,370
	Morgan Stanley Captial I Trust	5.042%	08/13/42	465,000	***	486
	Morgan Stanley	5.625%	09/23/19	250,000	***	284
	Morgan Stanley Captial I Trust	5.579%	04/12/49	240,629	***	244
	Murray St Inv Trust I Company	4.647%	03/09/17	590,000	***	635
	Ncua Guaranteed Notes	2.900%	10/29/20	339,000	***	350
	Nabors Industries Inc Company	5.000%	09/15/20	175,000	***	182
	Nationwide Financial Services	5.375%	03/25/21	329,000	***	353
	Nbc Universal Media Llc Company	5.150%	04/30/20	409,000	***	457
	Nbc Universal Enterprise Company	1.974%	04/15/19	460,000	***	450
	Nevada Power Co	5.875%	01/15/15	565,000	***	595
	21St Century Fox America Company	4.500%	02/15/21	650,000	***	697
	Nextera Energy Capital Company	1.611%	06/01/14	570,000	***	573

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2013 (continued)

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current value
	Shared Holdings (aa)	Interest rate	Maturity	Par Value
	Nippon Telegr + Teleph	1.400%	07/18/17	500,000	***	$494
	Nissan Auto Receivables Owner	1.940%	09/15/17	590,000	***	597
	Noble Energy Inc	8.250%	03/01/19	342,000	***	425
	Oncor Electric Delivery	4.100%	06/01/22	340,000	***	342
	Oneok Partners Lp Company	3.200%	09/15/18	500,000	***	511
	Oracle Corp	2.375%	01/15/19	900,000	***	908
	PNC Bank	3.800%	07/25/23	520,000	***	504
	Partners Healthcare Syst	3.443%	07/01/21	160,000	***	157
	Penske Truck Leasing	3.750%	05/11/17	500,000	***	526
	Penske Truck Leasing	4.250%	01/17/23	255,000	***	248
	Pentair Finance	1.875%	09/15/17	350,000	***	346
	Peoples United Fin Inc	3.650%	12/06/22	595,000	***	563
	Pepco Holdings Inc	2.700%	10/01/15	265,000	***	272
	Pernod Ricard Sa	4.250%	07/15/22	335,000	***	334
	Petrobras Global Finance Company	2.000%	05/20/16	655,000	***	654
	Philip Morris Intl Inc	2.625%	03/06/23	710,000	***	643
	Plains All Amer Pipeline	6.125%	01/15/17	400,000	***	450
	Precision Castparts Corp	2.500%	01/15/23	480,000	***	435
	Pride International Inc Company	6.875%	08/15/20	183,000	***	219
	Province Of Quebec	2.750%	08/25/21	390,000	***	376
	Raytheon Company	2.500%	12/15/22	650,000	***	592
	Reynolds American Inc	3.250%	11/01/22	180,000	***	166
	Rio Tinto Fin Usa Plc	1.375%	06/17/16	500,000	***	508
	Royal Bk Scotland Group Plc	6.400%	10/21/19	405,000	***	467
	Ryder System Inc	5.850%	03/01/14	211,000	***	213
	Ryder System Inc	3.150%	03/02/15	220,000	***	225
	Santander Holdings	4.625%	04/19/16	127,000	***	135
	Santander Holdings	3.000%	09/24/15	120,000	***	124
	Sempra Energy	9.800%	02/15/19	170,000	***	225
	Shell International Finance Company	2.250%	01/06/23	950,000	***	848
	Small Business Adiminstration	4.330%	07/01/14	70,641	***	71
	Small Business Adiminstration	5.200%	11/01/15	190,326	***	197
	Small Business Adiminstration	4.090%	11/01/29	432,032	***	452
	Small Business Adiminstration	2.860%	03/01/20	687,900	***	713
	Small Business Adiminstration	2.870%	05/01/20	825,417	***	852
	Small Business Adiminstration	2.440%	07/01/20	1,017,612	***	1,042
	Small Business Adiminstration	1.970%	09/01/20	1,022,859	***	1,035
	Small Business Adiminstration	2.210%	02/01/33	779,888	***	730
	Starwood Hotels + Resort	3.125%	02/15/23	338,000	***	307
	State Street Corp	2.875%	03/07/16	400,000	***	416
	State Street Corp	3.100%	05/15/23	575,000	***	535
	Lehman Brothers Small Balance	4.890%	09/25/30	131,427	***	125
	Svenska Handelsbanken Ab Bank	3.125%	07/12/16	300,000	***	314
	Teck Resources Limited Company	3.000%	03/01/19	165,000	***	166

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2013 (continued)

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current value
	Shared Holdings (aa)	Interest rate	Maturity	Par Value
	Telefonica Emisiones Sau	0.010%	04/27/18	275,000	***	$280
	Texas Instruments Inc	2.375%	05/16/16	465,000	***	482
	Time Warner Inc Company	4.000%	01/15/22	70,000	***	71
	Time Warner Cable Inc Company	8.250%	04/01/19	283,000	***	332
	Total Capital Intl Sa Company	0.809%	08/10/18	935,000	***	940
	Trans Canada Pipelines	0.953%	06/30/16	750,000	***	757
	Transocean Inc Company	6.500%	11/15/20	485,000	***	554
	Travelers Cos Inc	3.900%	11/01/20	146,000	***	154
	Tyco Electronics Group	6.550%	10/01/17	161,000	***	184
	UBS Ag Stamford	5.875%	07/15/16	330,000	***	367
	Union Bank	5.950%	11/16/14	385,000	***	427
	US Bancorp	2.200%	11/15/16	500,000	***	516
	US Treasury	1.500%	08/31/18	4,580,000	***	4,557
	US Treasury	1.750%	10/31/18	1,392,000	***	1,398
	US Treasury	0.250%	02/15/15	4,541,000	***	4,544
	US Treasury	1.000%	03/31/17	8,792,000	***	8,811
	US Treasury	1.000%	06/30/19	2,663,000	***	2,532
	US Treasury	0.250%	07/15/15	6,867,000	***	6,867
	US Treasury	0.625%	08/31/17	3,870,000	***	3,797
	US Treasury	0.250%	10/15/15	13,280,000	***	13,263
	US Treasury	0.750%	10/31/17	9,618,000	***	9,002
	US Treasury	0.875%	01/31/18	6,955,000	***	6,822
	US Treasury	0.250%	03/31/15	3,690,000	***	3,692
	US Treasury	1.125%	04/30/20	2,500,000	***	2,337
	US Treasury	1.750%	05/15/23	5,290,000	***	4,768
	US Treasury	0.250%	06/30/15	9,550,000	***	9,570
	United Technologies Corp	6.125%	02/01/19	175,000	***	207
	United Technologies Corp	0.775%	06/01/15	363,000	***	365
	Valero Energy Corp Company	9.375%	03/15/19	114,000	***	147
	Vanderbilt University	5.250%	04/01/19	650,000	***	734
	Verizon Communications	2.500%	09/15/16	1,000,000	***	1,034
	Verizon Communications	4.500%	09/15/20	624,000	***	668
	Vodafone Group Plc	5.625%	02/27/17	455,000	***	509
	Volkswagen Group Plc	1.980%	09/20/17	1,000,000	***	1,011
	Walgreen Co	3.100%	09/15/22	365,000	***	342
	Wells Fargo Bank	0.484%	05/16/16	1,000,000	***	991
	Westlake Chemical Corp Company	3.600%	07/15/22	576,000	***	546
	Westpac Banking Corp	4.200%	02/27/15	440,000	***	459
	Wyndham Worldwide	4.250%	03/01/22	550,000	***	537
	Xstrata Finance Canada Company	4.950%	11/15/21	552,000	***	559
	Yale University	2.900%	10/15/14	125,000	***	128
	Yara International	7.875%	06/11/19	285,000	***	344

		Subtotal HIMCO bond fund				232,781

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2013 (continued)

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current value
	BNY Mellon	Stable Value Fund, including the following contracts:
	Monumental Life Insurance Company	Stable Value Contract #MDA01098TR, 2.17% **			***	$143,667
	American General Life	Stable Value Contract #1635582, 0.97% **			***	83,219
	Prudential	Stable Value Contract #GA62433, 2.84% **			***	158,470
	Shared Holdings (bb)
	BlackRock	BlackRock Intermediate Term Credit Bond Index Fund			***	39,159
	BlackRock	BlackRock Commerical Mortgage-Backed Securities Index Fund			***	3,621
	BlackRock	BlackRock Intermediate Government Bond Index Fund			***	10,055
	BlackRock	BlackRock Mortgage-Backed Securities Index Fund			***	32,989
	BlackRock	BlackRock 1-3 Year Government Bond Index Fund			***	21,647
	BlackRock	BlackRock Asset-Backed Securities Index Fund			***	26,021
	BlackRock	BlackRock 1-3 Year Credit Bond Index Fund			***	10,861

	Shared Holdings (bb)	Interest rate	Maturity	Par Value
	CD Commercial Mortgage Trust	5.205%	12/11/49	144,149	***	144
	CNH Equipment Trust	0.440%	07/15/16	2,500,000	***	2,500
	CNH Equipment Trust	1.190%	12/15/16	2,169,939	***	2,179
	Caisee Centrale Desjardn	2.650%	09/16/15	600,000	***	618
	GCCFC Commercial Mortgage	5.381%	03/10/39	1,478,212	***	1,512
	Credit Suisse Mortgage Trust	6.051%	02/15/41	806,187	***	810
	Detroit Edison Securitization	6.620%	03/01/16	3,475,664	***	3,620
	Discover Card Execution Note	1.040%	04/15/19	3,600,000	***	3,597
	Fannie Mae	2.000%	03/25/25	777,315	***	788
	Fannie Mae	2.000%	08/25/26	2,040,336	***	2,073
	Fannie Mae	2.000%	05/25/25	3,925,000	***	3,981
	Freddie Mac	2.500%	08/15/25	1,693,375	***	1,725
	Freddie Mac	2.000%	02/15/40	1,559,351	***	1,581
	Freddie Mac	2.000%	11/15/21	3,874,621	***	3,901
	Freddie Mac	5.000%	07/15/32	1,181	***	1
	Fannie Mae	5.000%	03/25/19	1,111,920	***	1,116
	Freddie Mac	4.000%	07/15/17	2,220,038	***	2,271
	Freddie Mac	5.000%	09/15/38	349,894	***	367
	Freddie Mac	4.500%	09/15/37	372,836	***	386
	Fannie Mae	5.000%	03/25/37	154,646	***	156
	Fannie Mae	2.250%	03/25/39	2,544,176	***	2,600
	GS Mortgage Securities Trust	5.506%	04/10/38	314,041	***	314
	Government National Mortgage	5.000%	02/16/32	303,433	***	318
	Government National Mortgage	2.000%	08/20/35	2,207,091	***	2,227
	Government National Mortgage	2.000%	09/16/51	6,800,000	***	6,759

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

(bb) See F-37 for definition.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2013 (continued)

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	Shared Holdings (bb)	Interest rate	Maturity	Par Value
	Government National Mortgage	3.000%	03/20/39	3,900,000	***	$4,005
	Government STIF 18	0.012%	12/31/30	2,454,870	***	2,455
	GCCFC Commerical Mortgage Trust	4.799%	08/10/42	2,000,000	***	2,052
	HSBC Bank Plc	2.000%	01/19/14	425,000	***	425
	Hyundai Auto Receivables Trust	0.830%	12/15/15	958,556	***	960
	JP Morgan Chase Commercial Mor	5.569%	06/12/41	1,741,589	***	1,772
	LB UBS Commerical Mortgage Trust	4.954%	09/15/30	3,107,645	***	3,246
	NCUA	1.600%	10/29/20	139,896	***	141
	New York Life Global Fdg	3.000%	05/04/15	415,000	***	428
	Nissan Auto Receivables Owner	0.950%	02/16/16	1,582,258	***	1,588
	US Treasury N/B	0.250%	11/30/14	15,584,000	***	15,598
	Volkswagen Auto Loan	0.700%	04/20/18	2,600,000	***	2,595
	World Omni Auto Receivables Tr	0.960%	08/15/16	1,719,128	***	1,724
	Prudential	0.000%		12,758,564	***	158,470

		Subtotal BNY Mellon Bond Fund				385,356

	Separate Account Guaranteed Investment Contract
	New York Life	Stable Value Contract
		#GA29021, 2.24%**			***	88,572
	Wrapper Contracts
	Monumental Life Insurance Company	#MDA01097TR, 2.76%**			***	46
	Monumental Life Insurance Company	#MDA01098TR, 2.17%**			***	48
	American General Life	#1635582, 0.97%**			***	(41)
	Natixis Financial Products	#1879-02, 2.75%**			***	34
	Prudential	#GA62433, 2.84%**			***	62

		Subtotal Wrapper Contracts				149

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2013 (continued)

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity	(d) Cost	(e) Current value
*	State Street Bank and Trust	State Street Cash Fund – STIF	***	$11,361

		Subtotal Stable Value Fund		11,361

	Clearing Account
*	State Street Bank and Trust	Clearing Account	***	1,495

		Subtotal Clearing Account		1,495

	Master Expense Account
*	State Street Bank and Trust	Master Expense Account	***	62

		Subtotal Master Expense Account		62

		Investments Total		$3,360,528

	Loan Fund
*	Plan Members	Notes Receivable from Participants, maturing in 2014 through 2028 bearing interest at rates from 4.25% - 10.50%	N/A	54,333

		Subtotal Loan Fund		54,333

		Grand Total		$3,414,861

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

(aa)	Shared holdings are other underlying securities making up the total value of the two Guaranteed Investment Contracts under the HIMCO Bond fund: Natixis #1879-02 and Monumental Life Insurance #MDA01097TR.
(bb)	Shared holdings are other underlying securities making up the total value of the three Guaranteed Investment Contracts under the Bank of New York Mellon (“BNY”) Bond fund: Monumental Life Insurance #MDA01098TR, American General Life #1635582 and Prudential #GA62433.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on behalf of The Hartford Investment and Savings Plan by the undersigned thereunto duly authorized.

THE HARTFORD INVESTMENT AND SAVINGS PLAN

BY: /s/ Erin Ridge
Erin Ridge
Plan Administrator
June 27, 2014